Legg Mason Partners Appreciation Fund

77I: Legg Mason Partners Appreciation Fund issued (or registered)
Class IS shares.

Class IS shares

Class IS shares are purchased at net asset value with no initial sales charge and no contingent deferred sales charge when redeemed.
Service Agents receive no distribution/service fees for Class IS shares.